UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-22055

CUSIP Number 87305 U102

(Check one) :	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

IDO Security Inc.

Full Name of Registrant

7875 SW 40th Street, Suite 224

Address of Principal Executive Office

Miami, Florida 33155-3510

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

IDO Security Inc. (the “Company”) does not have sufficient funds to pay, among others, the independent registered public accounting firm that audits its annual consolidated financial statements. As a result thereof, the Company is currently unable to complete its Annual Report on Form 10-K for the year ended December 31, 2014 and to file such report by April 15, 2015. The Company is pursuing several possible financing alternatives to increase the Company's available cash to fund operational needs. The Company intends to use the net proceeds from any such financing transaction to pay such service providers. While no assurances can be given that the Company will be successful in raising any funds, the Company expects to file its Annual Report on Form 10-K subject to, and as soon as practicably possible following, receipt of any such funds.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Magdiel Rodriguez, Chief Executive Officer (786-603-5212)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2013, the registrant had revenues of $15,043 and a net loss of $5.6 million. For the year ended December 31, 2014, the registrant currently estimates that it had no revenues and a net loss of approximately $3.5 million. Results for the 2014 fiscal year remain subject to further adjustment.

 The decrease in revenues for the 2014 period as compared to the 2013 period is primarily attributable to a deficiency of needed capital for building and assembling inventory units as well as an associated decrease in marketing activities. The net loss for the 2014 period is primarily attributable to the following: (i) selling, general and administrative expenses incurred related to building the business, (ii) interest expense incurred on debt, (iii) dividends on preferred stock treated as interest expense for accounting purposes and (iv) amortization of debt discounts related to the issuances of debt and preferred stock.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended December 31, 2014. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

IDO Security Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	By:	/s/ Magdiel Rodriguez
Magdiel Rodriguez
Chief Executive Officer